*AB 3/7

[redacted]

13013308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8-24931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Altegris Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect Street, Suite 400
(No. and Street)

La Jolla	CA	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter B Galligan (858) 459-7040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000	Los Angeles	CA	90071-1568
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

OATH OR AFFIRMATION

I, Jon C. Sundt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Altegris Investments, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

LINDA RUBIO
Commission # 2002772
Notary Public - California
San Diego County

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ALTEGRIS INVESTMENTS, INC.

Statement of Financial Condition
(SEC Identification No. 8-24931)

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a Public Document.

ALTEGRIS INVESTMENTS, INC.

Table of Contents

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Board of Directors
Altegris Investments, Inc.:

We have audited the accompanying statement of financial condition of Altegris Investments, Inc. as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of Altegris Investments, Inc. as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2013

ALTEGRIS INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$	3,820,041
Commissions receivable, net of allowance for doubtful accounts of $0		45,395
Due from affiliates		134,387
Refundable deposits		50,230
Prepaid expenses		138,460
State income tax receivable		40,455
Deferred federal income tax assets		3,416,115
Fixed assets, at cost, net of accumulated depreciation of $218,940		283,454
Goodwill		1,003,801
Intangible assets, net of accumulated amortization of $147,768		9,822,232
Total assets	$	18,754,570

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable and other payables	$	221
Due to affiliates		1,379,950
Commissions payable		963,676
Federal income tax payable		439,415
Accrued expenses		333,010
Deferred state income tax liabilities, net of valuation allowance of $380,326		45,197
Total liabilities		3,161,469
Shareholder's equity:		
Common stock, no par value, authorized, 1,000 shares; issued and outstanding, 270 shares		—
Additional paid-in capital		18,142,555
Accumulated deficit		(2,549,454)
Total shareholder's equity		15,593,101
Total liabilities and shareholder's equity	$	18,754,570

See accompanying notes to statement of financial condition.

(1) Organization and Business

Altegris Investments, Inc. (the Company or Altegris Investments) was incorporated on June 19, 1975. The Company was a wholly owned subsidiary of Altegris, L.L.C. (Altegris) prior to December 31, 2010.

The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and a member of Financial Industry Regulatory Authority (FINRA). Its primary activity is marketing alternative investment funds, including alternative strategy mutual funds and privately offered hedge funds and commodity funds. Prior to February 2011, the Company was also registered with the Commodity Futures Trading Commission (CFTC) as a futures introducing broker and commodity trading advisor, and a member of the National Futures Association (NFA). The Company withdrew its CFTC registrations (effective February 5, 2011) and its NFA membership (effective February 4, 2011) following a restructuring of the Company and its affiliates, effective on or about January 1, 2011, whereby business activities requiring CFTC registration and NFA membership were transferred and assigned from the Company to certain affiliates with the requisite CFTC and NFA registrations and memberships.

The Company does not carry or clear customer accounts and, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC.

On December 31, 2010, Genworth Financial, Inc. (Genworth Financial) acquired 100% of the equity interests in each of six wholly owned subsidiaries of Altegris: Altegris Investments, Altegris Advisors, L.L.C. (Altegris Advisors), Altegris Portfolio Management, Inc. (dba Altegris Funds) (Altegris Funds), Altegris Services, L.L.C. (Altegris Services), Altegris Clearing Solutions, L.L.C. (Altegris Clearing Solutions), and Altegris Futures, L.L.C. (collectively, Altegris Entities). The acquisition of the Altegris Entities was accounted by Genworth Financial under the purchase method of accounting. Genworth Financial paid approximately $40 million at closing and may pay additional performance-based payments of up to $88 million during the five-year period following closing. Genworth Financial recorded goodwill as part of the transaction in the amount of $5 million.

Genworth Financial has elected to apply push-down accounting for this acquisition whereby the total consideration has been allocated to the Company based on the relative fair value of the Company in relation to the relative fair value of all the Altegris Entities as of December 31, 2010.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, reported amounts of revenues and expenses, and the accompanying notes. Such estimates include the valuation of commissions receivable, goodwill, and intangible assets. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets,

volatile equity, foreign currency, energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements as changes occur.

(b) Cash and Cash Equivalents

Certificates of deposit, money market funds, and other time deposits with original maturities of 90 days or less are considered cash equivalents in the balance sheet and statement of cash flows. The Company has cash in banks in excess of the FDIC insurance coverage of $250,000. At December 31, 2012, the Company had $3,570,041 in excess of this requirement.

(c) Accounts Receivable

Accounts receivable represent commissions receivable from marketing hedge and commodity funds and are carried at their estimated collectible amounts. As of December 31, 2012, zero allowance for doubtful accounts was recorded.

(d) Fixed Assets

The Company provides for depreciation of hardware, software, furniture, and equipment on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining term of the lease.

(e) Goodwill

Goodwill is tested for impairment annually or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. The Company is permitted to utilize a qualitative impairment assessment if the fair value of the reporting unit is not more likely than not lower than its carrying value. If a qualitative impairment assessment is not performed, the Company is required to determine the fair value of the reporting unit. The determination of fair value requires the use of estimates and judgment, at the "reporting unit" level, which management has determined to include only Altegris Investments. If the reporting unit's fair value is below its carrying value, the Company must determine the amount of implied goodwill that would be established if the reporting unit was hypothetically purchased on the impairment assessment date. The Company recognizes an impairment charge for any amount by which the carrying amount of a reporting unit's goodwill exceeds the amount of implied goodwill. During 2012, the Company performed its annual impairment review of goodwill using a qualitative assessment and concluded that there was no impairment.

(f) Intangible Assets

Amortizable intangible assets primarily relate to covenants not to compete as well as an exclusive customer agreement of the Altegris Entities that were attributed to the Company when determining the relative fair value of the Company. The Company amortizes the costs of intangible assets over

(Continued)

their estimated useful lives unless such lives are deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows, which requires the use of estimates and judgment, and, if impaired, written down to fair value based on either discounted cash flows or appraised values.

Indefinite-lived intangibles primarily relate to certain asset management relationships of the Altegris Entities that were attributed to the Company when determining the relative fair value of the Company. Intangible assets with indefinite lives are tested at least annually for impairment using a qualitative or quantitative assessment and are written down to fair value as required. During 2012, the Company performed its annual impairment review of indefinite lived intangibles using a qualitative assessment and concluded that there was no impairment.

(g) Income Taxes

The Company currently is included in the consolidated federal income tax return of Genworth Financial and subject to a tax-sharing arrangement that allocates tax on a separate company basis, but provides benefit for current utilization of losses and credits.

The Company is included in 22 combined/unitary state income tax returns of Genworth Financial and does not file separate state income tax returns. The Company calculates its state income tax at a rate based on its portion of the combined/unitary state return. For 2012, the Company had a blended state income tax rate of 3.52%.

Deferred tax assets and/or liabilities are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) New Accounting Standards

In July 2012, the Financial Accounting Standards Board issued new accounting guidance on testing indefinite-lived intangible assets for impairment. The new guidance permits the use of a qualitative assessment prior to, and potentially instead of, the quantitative impairment test for indefinite-lived intangible assets. The Company elected to early adopt this new guidance in order to apply the new guidance in the annual impairment test. The adoption of this new accounting guidance did not have an impact on the financial statement.

(Continued)

(3) Fixed Assets

The following table presents the fixed assets as of December 31, 2012.

		Gross carrying amount	Accumulated depreciation	Net
Hardware	$	84,187	(64,426)	19,761
Software		21,348	(21,348)	—
Furniture and equipment		251,520	(61,282)	190,238
Leasehold improvement		145,339	(71,884)	73,455
Total	$	502,394	(218,940)	283,454

(4) Intangible Assets

The following table presents the intangible assets as of December 31, 2012.

		Gross carrying amount	Accumulated depreciation	Net
Asset management relationships	$	9,630,000	—	9,630,000
Customer referral agreement		180,000	(83,768)	96,232
Noncompetition agreements		160,000	(64,000)	96,000
Total	$	9,970,000	(147,768)	9,822,232

(5) Income Taxes

The net deferred tax asset at December 31, 2012 is $3,370,918 related to a deferred tax asset on goodwill of 2,858,741, net operating loss of $1,309,383, and other deferred tax assets of $40,236 offset by deferred tax liability on intangibles of $457,116 and a valuation allowance of $380,326. The valuation allowance relates to certain state deferred tax assets as of December 31, 2012. Based on an analysis of the Company's tax position, we believe it is more likely than not that the results of future operations will generate sufficient taxable income to enable us to realize the deferred tax assets for which we have not established valuation allowances.

As of December 31, 2012 and December 31, 2011, the Company had no unrecognized tax benefits. Accordingly, there would be no effective tax rate impact from recognition of previously unrecognized tax benefits. The December 31, 2012 statement of financial condition includes no amounts for interest or penalties related to unrecognized tax benefits, and no such amounts were recognized as components of income tax benefit.

The Company files U.S. federal income tax returns (included in the Genworth Financial consolidated returns) and various state and local income tax returns. The Company is not subject to U.S. federal income tax liabilities for years prior to 2011.

(Continued)

(6) Related-Party Transactions

The Company entered into an expense allocation agreement with Altegris Services, an affiliate of the Company, whereby the Company shall be responsible for paying its share of the allocated expenses incurred by Altegris Services in support of operations of the Company or the financial products the Company introduces and/or recommends. These expenses generally consist of marketing, legal, rent, travel, and other general and administrative services. The payable to affiliates on the statement of financial condition includes a liability to be paid to Altegris Services in connection with these services, totaling $132,934.

The Company further adopted an expense sharing agreement with Genworth North America Corporation (GNA), an affiliate of the Company, to assume a share of the common cost on general services and facilities provided. Under this agreement, GNA makes the payment of various expenses incurred by the Company and charges back to the Company through an expense allocation process. These expenses generally consist of compensation and related benefits, finance, legal, and other general and administrative services. The payable to affiliates on the statement of financial condition includes a liability to be paid to GNA primarily in connection with these services of $1,247,016, which is net against a receivable due from GNA of $3,270 as a result of state income tax sharing.

Altegris Funds is the general partner for four privately offered commodity pools and is registered with the CFTC as a Commodity Pool Operator and is a member of the NFA. The Company, as a selling agent, receives 2% per annum as continuing compensation for Class A interests sold that are outstanding at month-end directly from the four commodity pools. The receivable from affiliates on the statement of financial condition includes a receivable for continuing compensation, totaling $117,081.

The Company received $785,624 federal income tax settlement from Genworth Financial. The receivable from affiliates includes a receivable from Genworth Financial for state income tax sharing of $17,306.

(7) Net Capital and Minimum Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31, 2012, the Company had net capital and net capital requirements of $703,769 and $210,765, respectively, and the Company's net capital ratio (aggregate indebtedness to net capital) was 4.49 to 1.

(8) Commitments

(a) Operating Lease Obligations

The Company has entered into various lease obligations for field offices throughout the country. These obligations are part of a normal business function. As of December 31, 2012, the Company assigned all its leases to Altegris Services, an affiliate of the Company and, therefore, did not have any operating lease obligations.

(Continued)

(b) Capital Lease Obligations

The Company has various capital leases covering office equipment. Aggregate annual payments on the capital lease obligations as of December 31, 2012 are as follows:

Year ending December 31:		
2013	$	13,808
2014		607
Total minimum lease payments		14,415
Less amount representing interests		1,176
Present value of future minimum lease payments	$	13,239

The following table presents fixed assets under capital leases at December 31, 2012.

		Gross carrying amount	Accumulated depreciation	Net
Hardware	$	36,462	(27,208)	9,254
Software		12,723	(12,723)	—
Total	$	49,185	(39,931)	9,254

(9) Financial Instruments

The Company's financial instruments, including cash and cash equivalents, commissions receivable, due from affiliates, refundable deposits, prepaid expenses, state income tax receivable, accounts payable and other payables, due to affiliates, commissions payable, federal income tax payable, and accrued expenses, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

(10) Contingencies

Currently, management is not aware of any pending or threatened legal actions against the Company. In the future, the Company may become subject to such legal actions, which arise in the normal course of business. The Company expenses related legal fees as incurred.

(11) Subsequent Events

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 28, 2013, the date the statement of financial condition was available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the statement of financial condition. No such events were identified.